UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NEW YORK & COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

649295102

(CUSIP Number)

Mr. David L. Kanen
Kanen Wealth Management LLC
5850 Coral Ridge Drive, Suite 309
Coral Springs, FL 33076

Simon Riveles
Riveles Wahab LLP
40 Wall St. 28th Floor
New York, NY 10005

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649295102	SCHEDULE 13D

1	Names of Reporting Persons

	Kanen Wealth Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization

	Florida, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power

	634,284

8	Shared Voting Power		0

9	Sole Dispositive Power		634,284

10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by each Reporting
	Person

	634,284 (1)

12. 	Check if the Aggregate Amount in Row (11) Excludes Certain
    	Shares         [ ]

13	Percent of Class Represented by Amount in Row (11)

	.99%

14	Type of Reporting Person
	IA



(1) KWM is the beneficial owner of 634,284 shares held by the Philotimo Fund, LP. David L. Kanen is the managing member of KWM and may be deemed to share voting and dispositive power over such shares with KWM.


1	Names of Reporting Persons

	David Kanen, Managing Member of Kanen Wealth Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY


4	Source of Funds

	PF


5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power

	66,868

8	Shared Voting Power

	3,231,953 (2)

9	Sole Dispositive Power

	3,281,953  (3)

10	Shared Dispositive Power

	0

11	Aggregate Amount Beneficially Owned by each Reporting
	Person

	3,281,953


12. 	Check if the Aggregate Amount in Row (11) Excludes Certain
    	Shares         [ ]

13	Percent of Class Represented by Amount in Row (11)

	5.09%

14	Type of Reporting Person

	IA


(2) Includes 66,896 shares of Common Stock held by Mr. Kanen for his own account.
(3) Represents 2,647,669 shares of Common Stock held by Mr. Kanen for his own account and held in customer accounts, over all of which KWM has dispositive power pursuant to investment advisory agreements. KWM has discretionary voting rights 2,597,669 shares. Mr. Kanen is the managing member of KWM and may be deemed to share voting and dispositive power over such shares with KWM.


Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock (the "Common Stock") of New York & Company, Inc (the "Issuer").


Item 2.  Identity and Background.

(a)
This statement is filed by:

(i) Kanen Wealth Management LLC ("KWM"), an investment adviser registered as such in Florida, New York and Texas; and
(ii)               David L. Kanen, the managing member of KWM.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry of the appropriate party.

(b)	The principal business address of the Reporting Persons
is 5850 Coral Ridge Drive, Suite 309 Coral Springs, FL 33076.

(c)	KWM is a registered investment adviser as set forth in
Item 2(a) above. The principal business of KWM is purchasing, holding and selling securities for investment purposes.
Mr. Kanen is the managing member of KWM.


(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	KWM is a limited liability company organized under the laws
of the State of Florida. Mr. Kanen is a citizen of the United
States of America.


Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business. The Common Stock of the Issuer beneficially owned by KWM was acquired on behalf of the investment advisory clients of KWM under discretionary authority granted by KWM. In addition, Mr. Kanen purchased Common Stock of the Issuer for his own account. Because substantially all of the shares of Common Stock beneficially owned by KWM were acquired by customers prior to entering into investment advisory agreements with KWM, the aggregate amount of funds used to acquire the Common Stock set forth in this Item 3 is to the best knowledge of the Reporting Persons. In addition, none of the funds used to purchase the Common Stock of the Issuer were provided through borrowings of any nature.The aggregate amount of funds used to purchase all of the Common Stock reported in this filing totaled approximately $6,621,85.

Item 4.  Purpose of Transaction.

The 66,896 shares of Common Stock beneficially owned by Mr. Kanen for his own account were purchased and are held by Mr. Kanen for investment purposes. Depending on market conditions and other factors Mr. Kanen may deem relevant, Mr. Kanen may acquire additional shares of the Common Stock, or dispose of the shares of Common Stock, from time to time, in open market or privately negotiated transactions.

The 2,647,669 shares beneficially owned by KWM were purchased and are held for investment purposes on behalf of client accounts over which KWM, together with Mr. Kanen, has sole discretionary dispositive and voting power. Depending on market conditions and other factors KWM may deem relevant, KWM may, on behalf of client accounts as part of its ongoing portfolio management process, acquire additional shares of the Common Stock, or dispose of the shares of Common Stock, from time to time, in open market or privately negotiated transactions.

KWM is the beneficial owner of 634,284 shares held for the Philotimo Fund, LP. Depending on market conditions and other factors KWM may deem relevant, KWM may, on behalf of the fund as part of its ongoing portfolio management process, acquire additional shares of the Common Stock, or dispose of the shares of Common Stock, from time to time, in open market or privately negotiated transactions.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) KWM may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 634,284 shares of Common Stock which represent 0.99% of the Issuer's outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 634,284
(ii) Shared power to vote or direct vote: 0
(iii) Sole power to dispose of or direct the disposition:
	634,284
(iv) Shared power to dispose of or direct the disposition: 0


Mr. Kanen may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 3,281,953 shares of Common
Stock which represent 5% of the Issuer's outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 66,896
(ii) Shared power to vote or direct vote: 3,231,953
(iii) Sole power to dispose of or direct the disposition:
	3,281,953
(iv) Shared power to dispose of or direct the disposition: 0

For purposes of calculating the percentages set forth in this
Item 5, the number of shares of Common Stock outstanding is 64,437,073, as of the date of April 24, 2017.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

In addition to those shares of Common Stock held in the Accounts over which Mr. Kanen shares voting and/or dispositive power with KWM, Mr. Kanen beneficially owns 66,896 shares of the Issuer's
Common Stock held for his own account.


Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between the Reporting Persons and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships
(legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A - Letter from KWM to the Issuer's Board of Directors,
April 26, 2017



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	April 25, 2017
 	Date


KANEN WEALTH MANAGEMENT LLC


 	/s/ David L. Kanen
 	Signature

 	David L. Kanen, Managing Member

Name/Title

DAVID L. KANEN


 	/s/ David L. Kanen
 	Signature